UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024.

Commission File Number 001-41573

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CARAVELLE INTERNATIONAL GROUP
(Translation of registrant’s name into English)

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60 Paya Lebar Road
#06-17 Paya Lebar Square
Singapore 409051
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

On May 6, 2024, the board of directors (the “Board”) of Caravelle International Group (the “Company”) has approved a reverse split (a “share consolidation” under Cayman Islands law) pursuant to which every 10 issued and unissued ordinary shares of the Company, par value US$0.0001 per share, will be consolidated into 1 ordinary share, par value US$0.001 per share (the “Reverse Split”), with the corresponding change of the authorized share capital of the Company from US$50,000 divided into 500,000,000 ordinary shares, par value US$0.0001 per share, to US$50,000 divided into 50,000,000 ordinary shares, par value of US$0.001 per share. Any fractional shares resulting from the Reverse Split will be rounded to the next whole share.

The Reverse Split requires to be approved by shareholders of the Company. For the purposes of seeking shareholder approval of the Reverse Split, the Board has scheduled an extraordinary general meeting of shareholders (the “EGM”) to be held in accordance with Cayman Islands laws on May 22, 2024, at 9:00 a.m. Eastern Daylight time, at the following address: 191-195 Avenue Charles de Gaulles, Neuilly sur Seine, Paris, France, with the option to attend the EGM virtually at https://us05web.zoom.us/j/83633313304?pwd=a7fTLRlAZFVf60awyB53DxRl1saSxr.1. On May 6, 2024, the Company distributed a notice of the EGM, in accordance with applicable provisions of the Company’s memorandum and articles of association, in relation to the Reverse Split, to be considered for approval by the shareholders of the Company at the EGM (the “EGM Notice”). The EGM Notice is attached as Exhibit 99.1 to this Report on Form 6-K. All shareholders of record as of the close of business on May 3, 2024 are entitled to vote at the EGM in person or by proxy.

EXHIBIT LIST

Exhibit No.	Description
99.1	Notice of the extraordinary general meeting dated May 6, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2024	CARAVELLE INTERNATIONAL GROUP
	By:	/s/ Guohua Zhang
Guohua Zhang
Chief Executive Officer
(Principal Executive Officer)

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